SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002


                             COMMISSION FILE NUMBER


               VIVENDI UNIVERSAL 401(k) PLAN - SPENCER EMPLOYEES
                                800 Third Avenue
                            New York, New York 10022
              (Full title of the plan and the address of the plan)


                                Vivendi Universal S.A.
                             42, avenue de Friedland
                          75380 Paris Cedex 08, France
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                              REQUIRED INFORMATION


1.   Not Applicable.

2.   Not Applicable.

3.   Not Applicable.

4. Vivendi Universal 401(k) Plan - Spencer Employees (the "Spencer Employees Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Attached hereto are the financial statements of the Spencer Employees Plan for the fiscal year ended December 31, 2002 prepared in accordance with the financial reporting requirements of ERISA.


                                    EXHIBITS

1. Financial statements of the Spencer Employees Plan for the fiscal year ended December 31, 2002 prepared in accordance with the financial reporting requirements of ERISA.

2.   Consent of McGladrey & Pullen, LLP, independent accountants.

3. Certification furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Acto of 2002.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                           VIVENDI UNIVERSAL 401(k) PLAN - SPENCER EMPLOYEES


                           By  /s/ Robert Greenberg
                               ----------------------------------
                               Robert Greenberg
                               Senior Vice President - Global
                               Compensation and Benefits,
                               Vivendi Universal US Holding, Co.


Date:  June 30, 2003

                                                                       Exhibit 1


                        VIVENDI UNIVERSAL 401(k) PLAN -
                                SPENCER EMPLOYEES

                              FINANCIAL STATEMENTS

                               DECEMBER 31, 2002

                                    CONTENTS


--------------------------------------------------------------------------------
INDEPENDENT AUDITOR'S REPORT                                                   1
--------------------------------------------------------------------------------

FINANCIAL STATEMENTS

    Statements of net assets available for benefits                            2

    Statement of changes in net assets available for benefits                  3

    Notes to financial statements                                           4-10
--------------------------------------------------------------------------------
INDEPENDENT AUDITOR'S REPORT
    ON THE SUPPLEMENTARY INFORMATION
--------------------------------------------------------------------------------

SUPPLEMENTARY INFORMATION

    Form 5500, Schedule H, Line 4(i) - Schedule of assets held for
      investment purposes                                                     11

    Form 5500, Schedule H, Line 4(j) - Schedule of reportable transactions    12

--------------------------------------------------------------------------------

                          INDEPENDENT AUDITORS' REPORT


To the Administrative Committee of
Vivendi Universal 401(k) Plan - Spencer Employees


We have audited the accompanying statements of net assets available for benefits of Vivendi Universal 401(k) Plan - Spencer Employees as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Vivendi Universal 401(k) Plan - Spencer Employees as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                   /s/ McGladrey & Pullen, LLP


New York, New York
June 30, 2003

VIVENDI UNIVERSAL 401(k) PLAN - SPENCER EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2002 and 2001





-----------------------------------------------------------------------------------------

                                                            2002             2001
                                                         --------------------------------

Net assets held in trust by Vanguard Fiduciary
  Trust Company (Note 7)                                    $ 12,287,976     $13,498,510
Liabilities                                                            -               -
                                                         ---------------     ------------
Net assets available for benefits                           $ 12,287,976     $13,498,510
                                                         ================    ============

See Notes to Financial Statements


VIVENDI UNIVERSAL 401(k) PLAN - SPENCER EMPLOYEES


STATEMENT OF CHANGES NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2002

-----------------------------------------------------------------------------
Additions to net assets attributed to:
  Investment income (loss):
    Net (depreciation) in fair value of investments               $ (2,276,112)
    Dividends and interest                                             484,117
                                                                  --------------
                                                                    (1,791,995)
                                                                  --------------

  Contributions:
  Employees                                                          1,024,326
  Employer                                                             451,112
                                                                  --------------
                                                                     1,475,438
                                                                  --------------

Transfer of assets from affiliated plans                                   808
                                                                  --------------
         Total additions                                              (315,749)
                                                                  --------------

Deductions from net assets attributed to:
  Benefits paid to participants                                       (894,754)
  Other deductions                                                         (31)
                                                                  --------------
         Total deductions                                             (894,785)
                                                                  --------------

         Net decrease                                               (1,210,534)

Net assets available for benefits:
   Beginning of year                                                13,498,510
                                                                  --------------
   End of year                                                    $ 12,287,976
                                                                  ==============
See Notes to Financial Statements.

VIVENDI UNIVERSAL 401(K) PLAN - SPENCER EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1.  DESCRIPTION OF THE PLAN

The following brief description of Vivendi Universal 401 (k) Plan - Spencer Employees (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General: The Plan is a defined contribution plan originally established as the Spencer Gifts, Inc. Employee Savings Plan ("Spencer Plan") and is subject to the applicable provisions of the Employee retirement Income Security Act of 1974, as amended (ERISA").

The Plan was administered by Joseph E. Seagram & Sons, Inc. (the "Company") through an Administrative Committee appointed by the Board of Directors of the Company. Effective October 15, 2001, administration of the Plan was assigned to Vivendi Universal US Holding CO. ("VU"). VU administers the Plan through an Administrative Committee appointed by the Board of Directors of VU.

Effective January 1, 1997, the Plan was amended and continued in the form of the Retirement Savings and Investment Plan for Employees of Joseph E. Seagram & Sons, Inc. and Affiliates (the "Seagram Plan"). The name of the Plan was changed to the Retirement Savings and Investment Plan for Employees of Joseph
E. Seagram & Sons, Inc. and Affiliates - Spencer Employees. Effective January 1, 1999, the name was changed to The Seagram 401(k) Plan - Spencer Employees. Effective January 1, 2002, the name of the Plan was changed to its current name. To simplify plan administration, the Plan was amended in the form of the Seagram Plan, including certain modifications to the terms, to accommodate the benefits provisions solely applicable to eligible employees of Spencer Gifts, Inc. ("Spencer"). Notwithstanding the adoption of the form of the Seagram plan, the Plan has continued its existence as a separate plan. Plan assets are solely available for the benefit and used to satisfy the liabilities incurred on behalf of employees of the Plan.

Eligibility: The Plan covers certain employees of Spencer who have completed one year of service and who are either (i) salaried employees or (ii) hourly employed in a classification designated by Spencer, excluding employees classified as Highly Compensated employees, as defined by the Plan.

Contribution: Each participant's account is credited with the participant's contribution and the company's matching contribution. Plan earnings are allocated based on participant account balances, as defined. Non-highly compensated employees, as defined by the Plan, may elect to contribute to their pre-tax accounts on a pre-tax basis ("pre-tax contributions") and/or to their after-tax accounts on an after-tax basis ("after-tax contributions") through payroll deductions of 1% to 17% (in the aggregate) of their annual salary (as defined in the Plan), in multiples of 1%, in any combination. Pre-tax contributions and after-tax contributions are subject to limitations imposed by federal laws for qualified retirement plans. Highly compensated employees as defined by the Internal Revenue Code Section 414 (g) are not eligible to participate in the Plan.

The Plan provides for matching contributions by the Participating Companies payable to the participants' company match accounts. The Participating Companies matching contribution was increased to 60% of the first 6% of the Participants' pre-tax and after-tax contributions made during each payroll period. The Participating Companies contributions are subject to limitations imposed by federal laws for qualified retirement plans.

VIVENDI UNIVERSAL 401(K) PLAN - SPENCER EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 1.       DESCRIPTION OF THE PLAN (CONTINUED)

Participants may elect to have their contributions and matching contributions invested in a variety of investment funds. Investment elections or contribution rate changes can be changed on any business day and must be made in increments of 1%.

The Plan will accept into participants' rollover accounts cash received by participants from a qualified plan within the time prescribed by applicable law ("Rollover Contributions").

The Participating Companies may make discretionary contributions in an amount to be determined by the Participating Companies. The Participating Companies have not made discretionary contributions since the inception of the Plan.

Vesting: A participant in the Plan always has a fully vested interest in the value of his or her contributions and rollover accounts. He or she has a non-forfeitable right to the value of his or her company match account upon the attainment of age 60, disability (as defined in the Plan) or death. Upon termination of employment for any other reason, a participant vests in the funds held in his or her company match account in accordance with the following vesting schedule:


                      Years of Service                     Vested Percentage
--------------------------------------------------------------------------------

                        Less than 1                                0%
                At least 1, but less than 2                       20%
                At least 2, but less than 3                       40%
                At least 3, but less than 4                       60%
                At least 4, but less than 5                       80%
                         5 or more                                100%


Upon termination of employment for reasons other than the attainment of age 60, disability or death of a participant who was not fully vested in his or her company match account, the nonvested portion of the participant's company match account shall be forfeited. Any account forfeited shall be applied to reduce the Participating Companies' contributions. Any amount forfeited shall be restored if the participant is re-employed by a Participating Company before incurring a five year break in service and if the participant repays to the Plan (within five years after his or her reemployment commencement date) an amount in cash equal to the full amount distributed to him or her from the Plan on account of termination of employment, excluding amounts from the after-tax and rollover accounts at the participant's election.

Forfeiture: The nonvested interest of terminated participants serves to reduce Participating Company contributions in the accordance with the terms of the Plan. The Participating Companies used $6,847 in forfeitures to offset their contributions during the year ended December 31, 2002.

VIVENDI UNIVERSAL 401(K) PLAN - SPENCER EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 1.       DESCRIPTION OF THE PLAN (CONTINUED)

Payment of Benefits: Upon termination of employment, after the attainment of age 60 or for reason of disability or death, the participant or his or her beneficiary shall receive the value of his or her accounts. However, if the termination of employment is for reasons other than the attainment of age 60, disability or death, the participant shall receive only the value of the vested funds in his or her accounts. Benefits are recorded when paid.

In accordance with the procedures established by the Administrative Committee and the terms of the Plan, certain terminated employees may elect to defer final distribution from the Plan. Upon such election, the amount in such participants' vested interest in the Plan is entitled to continue to receive investment income and is held by the Trustee until the date of distribution as elected by the participants.

Prior to termination of employment, the participant may withdraw amounts from the participant's accounts in accordance with the provisions of the Plan.

Loans to Participants: A participant may apply for loans up to the lesser of $50,000 or 50% of the value of the vested portion of the participant's accounts. The minimum loan amount is $1,000. The maximum repayment terms are 5 years for general purpose loans and 25 years for principal residence loans, except that primary residence loans requested after December 31, 1999 will have a maximum repayment term of fifteen years. Applications for loans must be approved by the Administrative Committee. The amounts borrowed are transferred from the investment funds in which the participant's accounts are currently invested. Repayment and interest thereon are credited to the participant's current investment funds through payroll deductions made each pay period. The interest rate for loans is based on the prime rate on the first business day of the month in which the loan is made plus one percentage.

NOTE 2.  SIGNIFICANT PLAN CHANGES

Effective January 1, 2002, Vivendi Universal US Holding Co. changed the name and amended the Joseph E. Seagram & Sons, Inc. Master Trust Agreement and changed the Plan name from The Seagram 401(k) Plan - Spencer Employees to The Vivendi Universal 401(k) Plan - Spencer Employees. As a result of the plan name change, any prior reference to "Seagram" was changed to "Vivendi Universal" effective January 1, 2002.

On March 28, 2002, the Plan changed its Trustee and recordkeeper from The Bank of New York and Hewitt Associates to Vanguard Fiduciary Trust Company.

NOTE 3.  SUMMARY OF SIGNIFICANT POLICIES

The accounting policies followed in the preparation of the financial statements of Vivendi Universal 401(k) Plan - Spencer Employees (the "Plan") conform with accounting principles generally accepted in the United States of America. The more significant accounting policies are:

Basis of Accounting: The accompanying financial statements of the Plan are maintained on the accrual basis of accounting.

VIVENDI UNIVERSAL 401(K) PLAN - SPENCER EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



NOTE 3.       SUMMARY OF SIGNIFICANT POLICIES (CONTINUED)

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the repeated amounts of additions during the reporting period. Actual results may differ from those estimates.

Investment Valuation and Income Recognition: The assets are held in trust by Vanguard Fiduciary Trust Company (Trustee) in the Vivendi Universal US Holding Co. Master Trust Agreement (Master Trust), amended and restated on January 1, 2002, which also includes assets of the 401(k) plans of the Vivendi Universal's affiliates, Vivendi Universal Entertainment LLLP, Vivendi Spencer Gifts Inc., Vivendi Universal Games, Inc., and MP3.com.

Investment securities are recorded and valued as follows: United States government obligations are recorded at fair value based on the current market yields; temporary investments in short-term investment funds are recorded at cost which in the normal course approximates market value; securities representing units of other funds are recorded at net assets value of shares held by the plan at year-end; and the Vivendi Universal ADSs are stated at the closing price reported on the composite tape of the New York Stock Exchange on the valuation date.

Purchase and sales of securities are accounted for on a trade basis with the average cost basis used for determining the cost of investments sold. Interest income is recorded on an accrual basis. Income on securities purchased under agreements to resell is accounted for at the repurchase rate.

Payment of Benefits: Benefits are recorded when paid.

NOTE 4.  TAX STATUS OF PLAN

The Internal revenue Service has ruled by a letter dated April 20, 2000 that the Plan is qualified under Section 401(a) of the Internal Revenue Service Code ("IRC"), as amended. So long as the Plan continues to be so qualified, it is not subject to Federal income taxes. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 5.  RELATED PARTY TRANSACTIONS

Some of the Plan expenses including trustee, custodial, and certain recordkeeping fees, are paid by the Company, and personnel and facilities of the Company are used by the Plan at no charge.

NOTE 6.   PLAN TERMINATION

Although it has not expressed an intent to do so, The Board of Directors of VU has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the case of termination, the rights of participants to their accounts shall be vested as of the date of termination.

VIVENDI UNIVERSAL 401(K) PLAN - SPENCER EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



NOTE 7.  ASSETS HELD IN TRUST

The assets of the Plan are invested in the Master Trust held by the Trustee where the assets of other related employee benefit plans of affiliates are invested on a commingled basis. Net Assets held in the Master Trust for Vivendi Universal US Holding Co. as of December 31, 2002 and 2001 were as follows:




                                                              2002              2001
                                                       --------------------------------
Assets
Investments held in trust at fair values determined
  by quoted market prices:
Stable income fund
  Vanguard retirement savings trust                       $ 114,767,339    $ 121,870,473
Bond fund
  PIMCO total return fund, class A shares                    79,554,475      116,050,435
S&P 500 index fund
  Vanguard 500 Index                                         93,164,861      168,991,669
Managed equity fund
  Vanguard value index fund                                  32,572,758       45,758,762
Growth equity fund
  Vanguard growth index fund                                 28,762,827       20,321,155
Vivendi Universal stock fund
  Vivendi Universal ADSs                                     10,311,547       34,029,544
  Collective short term investment fund                          59,299          553,319
The Coca-Cola company stock fund
  The Coca-Cola company common stock                                  -        1,561,089
  Collective short term investment fund                               -          108,353
Dreyfus small company value fund
  Berger small company value fund                            27,857,496       46,493,358
Morgan Stanley Instit. International
  Morgan Stanley Instit. International                       16,815,317       19,032,529
Dresdner global technology fund
  Dresdner RCM global technology fund                         4,538,911       10,590,173
Loans to participants                                         7,782,487        8,457,476
                                                       ---------------------------------

Total investments                                         $ 416,187,317    $ 593,818,335
                                                       =================================


VIVENDI UNIVERSAL 401(K) PLAN - SPENCER EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 7.        ASSETS HELD IN TRUST (CONTINUED)

The Vivendi Universal Stock Fund held in the Master Trust consist of the following classification of assets and liabilities as of December 31, 2002:



                                                              2002
                                                      ----------------------
Vivendi Universal ADSs                                         $ 10,260,622
Collective short term investment fund                                59,299
Receivables:
Income receivable                                                        65
Accounts receivable                                                  79,022
                                                      ----------------------
Total assets                                                     10,399,008
                                                      ----------------------

Liabilities:
Accounts payable                                                    (25,919)
Accrued trustee fee                                                  (2,243)
                                                      ----------------------
Total liabilities                                                   (28,162)
                                                      ----------------------

Vivendi Universal Stock Fund net asset value                   $ 10,370,846
                                                      ======================




As of December 31, 2002 and 2001, the Plan's interest in the net assets of the Master Trust available to the Plan for benefits in the individual investment funds were as follows:






                                                       2002               2001
                                                   -----------------------------------

Berger SmCap V Fund-Investor                              $ 702,508         $ 752,073
Dresdner RCM Global Tech                                    154,820           211,987
MSIFT - International Equity Portfolio Class B              232,320           207,537
PIMCO Total Return                                        2,235,899         1,826,117
Vanguard 500 Index                                        3,302,063         4,731,687
Vanguard Growth Index                                       179,805           214,550
Vanguard Retirement Savings Trust                         4,460,176         3,873,657
Vanguard Value Index                                        438,384           560,812
Vivendi Universal Stock Fund                                193,783           724,622
Loan Fund                                                   388,218           395,470
                                                   -----------------------------------
Total                                                  $ 12,287,976      $ 13,498,510
                                                   ===================================


NOTE 8.        INVESTMENT INCOME FROM MASTER TRUST

Investments held in trust are maintained at fair values determined by quoted market prices. The Plan's interest in the appreciation (depreciation) in fair value and other income is as follows:




                                                         2002
                                                  ------------------
Berger SmCap V Fund-Investor                            $ (380,632)
Dresdner RCM Global Tech                                  (113,863)
MSIFT - International Equity Portfolio Class B             (14,406)
PIMCO Total Return                                          35,449
Vanguard 500 Index                                      (1,077,263)
Vanguard Growth Index                                      (55,277)
Vanguard Retirement Savings Trust                            6,072
Vanguard Value Index                                      (138,288)
Vivendi Universal Stock Fund                              (537,904)
                                                  -----------------
Investment losses (net of investment gains)             (2,276,112)
Interest and dividends                                     484,117
                                                  -----------------

Investment (loss)                                     $ (1,791,995)
                                                  =================



VIVENDI UNIVERSAL 401(k) PLAN - SPENCER EMPLOYEES                                                                 Schedule I




Schedule of Assets Held for Investment Purposes
As of December 31, 2002
-----------------------------------------------------------------------------------------------------------------------------

Vivendi Universal 401(k) Plan - Spencer Employees, EIN 95-2011468

Attachment to Form 5500, Schedule H, Line 4(i):



     Identity of Issue                         Investment Type                     Cost                    Current Value
------------------------------------------------------------------------------------------------------------------------
*    Berger SmCap V Fund-Investor        Registered Investment Company           $ 895,614                    $ 702,508
*    Dresdner RCM Global Tech            Registered Investment Company             222,482                      154,820
*    Morgan Stanley Instit. Int'l        Registered Investment Company             253,994                      232,320
*    PIMCO Total Return                  Registered Investment Company           2,202,642                    2,235,899
*    Vanguard 500 Index Inv              Registered Investment Company           4,190,978                    3,302,063
*    Vanguard Growth Index Inv           Registered Investment Company             225,402                      179,805
*    Vanguard Value Index Inv            Registered Investment Company             550,639                      438,384
*    Vanguard Retire Savings Trust       Common/Collective Trust                 4,460,176                    4,460,176
*    VU Stock Fund                       Company Stock Fund                        378,825                      193,783
*    Loan Fund                           5.25% - 10.57%                            388,219                      388,218
                                                                           ---------------------------------------------

Total assets held for investment purposes                                     $ 13,768,971                 $ 12,287,976
                                                                           =============================================

* Party in Interest




VIVENDI UNIVERSAL 401(k) PLAN - SPENCER EMPLOYEES                                                                      Schedule II


Schedule of Reportable Transactions *
Year Ended December 31, 2002
----------------------------------------------------------------------------------------------------------------------------------

Vivendi Universal 401(k) Plan - Spencer Employees, EIN 95-2011468

Attachment to Form 5500, Schedule H, Line 4(j):



                                                                                                      Current Value
                        Description of Asset (include                                                  of Asset on
Identity of Party       interest rate and maturity in        Purchase     Selling     Historical        Transaction    Historical
    Involved            the case of a loan)                    Price       Price      Cost of Asset        Date        Gain (Loss)
-----------------------------------------------------------------------------------------------------------------------------------
The Vanguard Group      Berger SmCap V Fund-Investor         $1,118,450                              $1,118,450
The Vanguard Group      Berger SmCap V Fund-Investor                     $  187,341  $  222,836         187,341      $ (35,495)
The Vanguard Group      PIMCO Total Return                    2,441,988                               2,441,988
The Vanguard Group      PIMCO Total Return                                  245,637     239,537         245,637          6,100
The Vanguard Group      Vanguard 500 Index Inv                5,412,421                               5,412,421
The Vanguard Group      Vanguard 500 Index Inv                            1,020,578   1,217,479       1,020,578       (196,901)
The Vanguard Group      Vanguard Value Index Inv                699,705                                 699,705
The Vanguard Group      Vanguard Value Index Inv                            117,041     144,941         117,041        (27,900)
The Vanguard Group      Vanguard Retire Savings Trust         4,879,829                               4,879,829
The Vanguard Group      Vanguard Retire Savings Trust                       419,654     419,654         419,654              -
The Vanguard Group      VU Stock Fund                           731,037                                 731,037
The Vanguard Group      VU Stock Fund                                       192,346     352,212         192,346       (159,866)

* Transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.


                                                                     Exhibit 2


                      CONSENT OF INDEPENDENT ACCOUNTANTS


                            Vivendi Universal, S.A.
                         Vivendi Universal 401(k) Plan


We hereby consent to the incorporation by reference of our report dated June 30, 2003 which appears in your Annual Report on Form 11-K of the Vivendi Universal 401(k)Plan for the fiscal year ended December 31, 2002.

                                    By /s/ McGladrey & Pullen, LLP
                                       ------------------------------
                                           McGladrey & Pullen, LLP


McGladrey & Pullen, LLP
New York, N.Y.
June 30, 2003

                                                                      Exhibit 3


                           Certification Pursuant to
                            18 U.S.C. Section 1350
     As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

          In connection with the Annual Report on Form 11-K of the Vivendi Universal 401(k) Plan - Spencer Employees (the "Plan") for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of Vivendi Universal S.A. certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to such officer's knowledge, that:

          1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

          2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.


Dated:  June 30, 2003                      By:     /s/Jean-Rene Fourtou
                                                   -----------------------
                                                   Jean-Rene Fourtou
                                                   Chief Executive Officer




Dated:  June 30, 2003                      By:     /s/Jacques Espinasse
                                                   -----------------------
                                                   Jacques Espinasse
                                                   Chief Financial Officer